

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2013

Via Email
Mr. Eric Elzvik
Chief Financial Officer
ABB Ltd.
Affolternstrasse 44
CH-8050 Zurich
Switzerland

> **Re: ABB Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed March 14, 2013**
> **File No. 001-16429**

Dear Mr. Elzvik:

We have reviewed your response dated June 7, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

Financial Statements

Consolidated Income Statements, page F-5

1.   We note your response to our prior comment 2. However, we note that the term "earnings before interest and taxes" is a non-GAAP measure defined in Item 10(e) of Regulation S-K. Further, that guidance states that non-GAAP measures should not be presented on the face of the registrant's financial statements prepared in accordance with GAAP or in the accompanying notes. In addition, we note that the amounts you present in that caption are not consistent with the "earnings before interest and taxes" as that term is defined, since the amounts exclude interest, taxes <u>and other items such as dividend income and finance expense</u>. This would be more typical to an operating income presentation. Please revise

your consolidated statement of income in future filings to remove the "earnings before interest and taxes" caption. Instead, you may present the caption Income (loss) from operations that reflect all amounts relating to your operations.

Note 23 – Operating Segment and Geographic Data, page F-83

2.   We note that you will revise certain segment disclosures and reconciliations on pages 46 to 70 under Performance Measures and in Note 23 in response to our prior comments 1 and 3. Please provide us with a sample draft of your proposed revisions so that we can better understand your proposed changes to future filings.

        You may contact Julie Sherman, Staff Accountant, at (202) 551-3640, or me, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                Sincerely,

                                /s/ Brian Cascio

                                Brian Cascio
                                Accounting Branch Chief